UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

TCW Direct Lending LLC
(Name of Issuer)
Common Units
(Title of Class of Securities)
N/A
(CUSIP Number)
Diane Liang Weishan and Toh Tze Meng c/o GIC Private Limited 168, Robinson Road #37-01, Capital Tower Singapore 068912 +65 6889 8888
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 19, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 9 Pages
1	NAMES OF REPORTING PERSONS
GIC Private Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,582,800 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,582,800 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,582,800 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.9% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1.
The percentages used herein are calculated based upon 18,034,649 Common Units outstanding as of March 28, 2024, as reported in the Issuer’s annual report on Form 10-K for the year ending December 31, 2023 filed with the Securities and Exchange Commission (the “SEC”) on March 28, 2024.

Page 3 of 9 Pages
1	NAMES OF REPORTING PERSONS
Celui Investments Pte. Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,687,100 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,687,100 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,687,100 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.9% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1.
The percentages used herein are calculated based upon 18,034,649 Common Units outstanding as of March 28, 2024, as reported in the Issuer’s annual report on Form 10-K for the year ending December 31, 2023 filed with the SEC on March 28, 2024.

Page 4 of 9 Pages
1	NAMES OF REPORTING PERSONS
Euthalia Pte. Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
895,700 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
895,700 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
895,700 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.0% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1.
The percentages used herein are calculated based upon 18,034,649 Common Units outstanding as of March 28, 2024, as reported in the Issuer’s annual report on Form 10-K for the year ending December 31, 2023 filed with the SEC on March 28, 2024.

Page 5 of 9 Pages
EXPLANATORY NOTE

Pursuant to Rule 13d-2 under the Act, this Amendment No. 1 to the Schedule 13D (“Amendment No. 1”) amends certain items of the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on January 26, 2015 (the “Original Schedule 13D” and, together with this Amendment No. 1, the “Schedule 13D”), relating to the Common Units (the “Common Units”) of TCW Direct Lending LLC (the “Issuer”). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Schedule 13D is being filed by the undersigned, pursuant to §240.13d-1(a), with respect to the Common Units (the “Common Units”) of TCW Direct Lending LLC (the “Issuer”), whose principal executive offices are located at 200 Clarendon Street, Boston, MA 02116.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a-c, f) This Schedule 13D is being jointly filed by GIC Private Limited (“GIC”), Celui Investments Pte. Ltd. (“Celui”), and Euthalia Pte. Ltd. (“Euthalia”) (each, a “Reporting Person” and collectively, the “Reporting Persons”). The Reporting Persons are all private companies limited by shares organized under the laws of the Republic of Singapore. GIC is a global investment management company established in 1981 under the Singapore Companies Act to manage the Government of Singapore’s foreign reserves. The principal business of Celui and Euthalia is to undertake and transact all kinds of investment business. Celui and Euthalia are managed and controlled by GIC.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference. Pursuant to the Joint Filing Agreement, the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Act”). The execution and filing of the Joint Filing Agreement shall not be construed as an admission that the Reporting Persons are a group or have agreed to act as a group.

The following are each of the executive officers and directors of GIC and their respective address, occupation, and citizenship:

Name	Address	Principal Occupation	Citizenship
Lee Hsien Loong	Prime Minister’s Office Istana Annexe Singapore 238823	Prime Minister	Singapore Citizen

Lawrence Wong	Ministry of Finance 100 High Street #10-01 The Treasury Singapore 179434	Deputy Prime Minister and Minister for Finance	Singapore Citizen

Page 6 of 9 Pages
Heng Swee Keat	Ministry of Finance 100 High Street #10-01 The Treasury Singapore 179434	Deputy Prime Minister and Coordinating Minister for Economic Policies	Singapore Citizen

Teo Chee Hean	Ministry of Home Affairs New Phoenix Park 28 Irrawaddy Road Singapore 329560	Senior Minister & Coordinating Minister for National Security	Singapore Citizen

Lim Hng Kiang	Ministry of Trade & Industry 100 High Street #09-01 The Treasury Singapore 179434	Special Advisor to Ministry of Trade & Industry	Singapore Citizen

Ang Kong Hua	168 Robinson Road #37-01 Capital Tower Singapore 068912	Former Chairman, Sembcorp Industries Ltd	Singapore Citizen

Peter Seah Lim Huat	12 Marina Boulevard Marina Bay Financial Centre Tower 3, Level 45 Singapore 018982	Chairman, DBS Group Holdings Ltd	Singapore Citizen

Hsieh Fu Hua	National University of Singapore University Hall Lee Kong Chian Wing, UHL #06-01 21 Lower Kent Ridge Road Singapore 119077	Co-Founder and Advisor, PrimePartners Group	Singapore Citizen

Loh Boon Chye	2 Shenton Way #02-02 SGX Centre 1 Singapore 068804	Chief Executive Officer, Singapore Exchange Ltd	Singapore Citizen

Gautam Banerjee	Marina Bay Financial Centre Tower 1,8 Marina Boulevard, Level 32 Singapore 018981	Senior Managing Director and Chairman, Blackstone Singapore	Singapore Citizen

Koh Boon Hwee	168 Robinson Road #37-01 Capital Tower Singapore, 068912	Chairman, Altara Ventures Pte Ltd	Singapore Citizen

Seck Wai Kwong	168 Robinson Road #37-01 Capital Tower Singapore 068912	Former Chief Executive Officer, Eastspring Investments Group	Singapore Citizen

Page 7 of 9 Pages
Jeantte Wong	168 Robinson Road #37-01 Capital Tower Singapore 068912	Former Group Executive, DBS Bank	Singapore Citizen

Lim Chow Kiat	168 Robinson Road #37-01 Capital Tower Singapore 068912	Chief Executive Officer, GIC	Singapore Citizen

Dr Jeffrey Jaensubhakij	168 Robinson Road #37-01 Capital Tower Singapore 068912	Group Chief Investment Officer, GIC	Singapore Citizen

The following are each of the executive officers and directors of Celui and their respective address, occupation, and citizenship:

Name	Address	Principal Occupation	Citizenship
Tay Hui Choo Betty	168 Robinson Road #37-01 Capital Tower Singapore 068912	Director External Managers Department, GIC	Singapore Citizen
Choi Chik Wan Edwin	168 Robinson Road #37-01 Capital Tower Singapore 068912	Head, Portfolio Construction & Quant Strategies, External Managers Department, GIC	British National (Overseas)

The following are each of the executive officers and directors of Euthalia and their respective address, occupation, and citizenship:

Name	Address	Principal Occupation	Citizenship
Tay Hui Choo Betty	168 Robinson Road #37-01 Capital Tower Singapore 068912	Director, External Managers Department, GIC	Singapore Citizen
Choi Chik Wan Edwin	168 Robinson Road #37-01 Capital Tower Singapore 068912	Head, Portfolio Construction & Quant Strategies, External Managers Department, GIC	British National (Overseas)

Page 8 of 9 Pages
Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On March 19, 2015, the Issuer completed its final private placement of its Common Units by entering into additional subscription agreements with certain investors for the subscription of 5,686,188 Common Units (the “March 2015 Private Placement”). The Reporting Persons did not acquire any Common Units in connection with the March 2015 Private Placement. Following the March 2015 Private Placement, there were 20,134,698 Common Units outstanding. As a result of the increase in the Issuer’s Common Units outstanding: (i) GIC’s beneficial ownership percentage decreased from approximately 27.7% to approximately 19.9%; (ii) Celui’s beneficial ownership percentage decreased from approximately 20.8% to approximately 14.9%; and (iii) Euthalia’s beneficial ownership percentage decreased from approximately 6.9% to approximately 5.0%.

On July 11, 2022, the Issuer’s members approved a reduction in undrawn commitments by $10.43 per unit, resulting in an approximately 41.18% reduction in overall remaining capital commitments (the “Commitment Reduction”). As a result of the Commitment Reduction, the total number of Common Units outstanding was reduced from 20,134,698 to 18,034,649 Common Units outstanding. In connection with the Commitment Reduction, each Reporting Person’s ownership of Common Units was proportionately reduced, but such reduction had no impact on each Reporting Person’s beneficial ownership percentage. As a result of the Commitment Reduction: (i) GIC’s beneficial ownership decreased from 4,000,000 Common Units to 3,582,800 Common Units; (ii) Celui’s beneficial ownership decreased from 3,000,000 Common Units to 2,687,100 Common Units; and (iii) Euthalia’s beneficial ownership decreased from 1,000,000 Common Units to 895,700 Common Units.

Item 5.	Interest in Securities of the Issuer

Item 5(a)-(b) of the Schedule 13D is hereby amended and supplemented as follows:

(a, b) The aggregate number of Common Units and the percentage of total outstanding Common Units beneficially owned by the Reporting Persons as of the date hereof is set forth below:

Reporting Person	Number of Common Units Beneficially Owned	Percentage of Outstanding Common Units
GIC	3,582,800	19.9%
Celui	2,687,100	14.9%
Euthalia	895,700	5.0%

Celui is the direct owner of 2,687,100 Common Units and shares the power to vote and the power to dispose of all such Common Units with GIC. Euthalia is the direct owner of 895,700 Common Units and shares the power to vote and the power to dispose of all such Common Units with GIC.

GIC manages the investments of Celui and Euthalia, and as such, pursuant to Section 13(d) of the Act and the rules promulgated thereunder, GIC may be deemed to beneficially own all of the Common Units beneficially owned by Celui and Euthalia.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons is a member of a “group,” and each Reporting Person expressly disclaims any assertion or presumption that it and the other persons disclosed in this Schedule 13D constitute a “group.”

Page 9 of 9 Pages
SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GIC PRIVATE LIMITED

By:	/s/ Diane Liang
Name:	Diane Liang
Title:	Senior Vice President

By:	/s/ Toh Tze Meng
Name:	Toh Tze Meng
Title:	Senior Vice President

CELUI INVESTMENTS PTE. LTD.

	By:	/s/ Edwin Choi Chik Wan
	Name:	Edwin Choi
	Title:	Director

EUTHALIA PTE. LTD.

	By:	/s/ Edwin Choi Chik Wan
	Name:	Edwin Choi
	Title:	Director

April 8, 2024